JRD4256 ENTERPRISES LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT ("Agreement") is made this 8th day of February 2016, by and among the signatories hereto.

In consideration of the mutual promises herein contained, the parties, intending legally to be bound, agree as follows:

1. GENERAL DEFINITIONS. As used herein, the following terms have the meanings respectively set forth after each one:

(a) "Capital Contribution" means, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed to the Company with respect to the interest in the Company held by the Member.

(b) "Code" means the Internal Revenue Code of 1986, as amended.

(c) "Consent" means the approval of Members holding at least fifty oned percent (51%) of the Percentages then held by the Members.

(d) "Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company; and "Members" means the Members collectively.

(e) "Percentage" means the percentage from time to time set forth beside the name of a Member on Attachment A to this Agreement; as amended from time to time.

(f) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

(g) "Regulation(s)" means the Treasury Regulations, including Temporary Regulations, from time to time adopted under the Code.

2. ORGANIZATION.

(a) Organization. The parties shall organize the Company pursuant to the Act and the terms of this Agreement and, in furtherance of that purpose, have caused Articles of Organization to be prepared, executed and filed with the Texas Secretary of State ("TXSOS").

(b) Name. The name of the Company shall be "JRD4256 ENTERPRISES LLC"

(c) Purpose. The Company is organized to engage in the business of building and operating baseball fields, primarily in the United States, but not to exclude other parts of the world.

(d) Term. The Company was organized at the time the Articles of Organization were filed with the TXSOS. The Company shall continue in existence until dissolved pursuant to Section 6 of this Agreement.

3. MEMBERSHIP.

(a) Members. The name and initial Percentage of each Member are set forth on Attachment A to this Agreement. No Person may be admitted as a substitute Member or additional Member unless the Members consent.

(b) No Assignment of Interests. A Member shall not assign or permit the Assignment of all, or any portion of, any interest in the Company or rights in the Member's interest in the Company. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Assignment of a Member's interest or rights in violation of this Section shall be deemed invalid, null and void, and of no force or effect. Any Person to whom a Member attempts to Assign his or her interest in violation of this Section shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the Member's interest. As used herein, the term "Assign" means, voluntarily or involuntarily, to transfer, sell, bequeath, pledge, hypothecate or otherwise dispose of a Member's interest. Any permitted assignee of or successor to a Member's interest who does not become a substitute Member and desires to make further assignments of the interest shall be subject to all of the restrictions on the transferability of the interest contained herein. Unless an assignee or successor becomes a substitute Member pursuant to this Section, the assignee or successor shall not be entitled to any of the rights granted to a Member hereunder or under the Act other than the right to receive all or part of the share of Profits, Losses and distributions to which the assignor or predecessor would otherwise be entitled.

(c) Voluntary Withdrawal. A Member may voluntarily withdraw from the Company at the end of any calendar year by giving ninety (90) days prior written notice to the other Members. If a Member voluntarily withdraws from the Company, the Company shall redeem, and the Member shall sell to the Company, the Member's entire interest in the Company for an amount equal to the value of the Member's interest in the Company determined in accordance with Section (f).

(d) Termination of Member's Employment Agreement. If a Member's employment with the Company terminates at any time, for any reason or without a reason, and regardless of who initiates the termination, the Company shall redeem, and the Member shall sell to the Company, the Member's entire interest in the Company. If the termination is not for "Cause," as defined in the Member's Employment Agreement then in effect, the amount to be paid shall be equal to the value of the Member's interest in the Company determined in accordance with Section (f). If the termination is for "Cause," the amount to be paid shall be one half of the value of the Member's interest in the Company determined in accordance with Section (f). In the event of any conflict between the application of this Section and Section (c) to a purchase or redemption, the provisions of this Section shall supersede the conflicting provisions of Section (c).

(e) Involuntary Assignments. If an Order for Relief is entered with respect to a Member under the Bankruptcy Code or if a trustee or receiver is appointed with respect to a Member in any insolvency proceeding or if a Member's interest in the Company is attached or levied upon or if a charging order is entered with respect to a Member's interest in the Company, then the Company shall redeem, and the Member or the Member's successor shall sell to the Company, effective as of the date of the event in question, the Member's entire interest in the Company, for an amount equal to one half (1/2) of the value of the Member's interest in the Company determined in accordance with Section (f).

(f) Determination of Value

(i) The price for a Member's interest in the Company which is purchased by the Company pursuant to this Section 3 shall be the following:

(1) in all other events, the purchase price shall be equal to the Member's Percentage times the sum of (i) the fair market value of the Company's furniture, fixture and equipment (the "Fixed Assets") plus (ii) the amount of the collectible accounts receivable of the Company, less (iii) the liabilities of the Company, determined in accordance with generally accepted accounting principles (other than those liabilities for which the Company is insured)

(ii) The purchase price shall be determined as of the last day of the month ending immediately before the event which causes the sale of the Member's interest under this Agreement.

(iii) For the purpose of determining the purchase price of a Member's interest in accordance with Section (i), the following provisions shall apply:

(1) The accountant regularly servicing the Company (the "accountant") shall determine, at the Company's expense, the value of the collectible accounts receivable of the Company and the liabilities of the Company and promptly shall notify each party of the amount so determined. The accountant's determination shall be binding and conclusive upon the parties

(2) If, after the accountant makes the determination under subparagraph (a), the parties cannot agree on the fair market value of the Fixed Assets or the full fair market value of the Member's interest in the Company, as the case may be, then that value shall be established in the following manner: Within fourteen (14) days after demand by either of them, the seller and the Company (the seller and Company each being referred to herein as a "Side") shall jointly select an appraiser, and the determination of the appraiser as to fair market value shall be binding and conclusive on all parties. If the Sides do not or cannot select an appraiser within that period, then, within the next ten (10) days, each Side shall appoint an appraiser to determine fair market value. Each appraiser shall submit his appraisal within thirty (30) days after his selection. If either Side fails to appoint an appraiser, then the appraiser appointed by the other Side may act alone. If the difference between the two appraisals is five percent (5%) or less of the greater appraisal, then the purchase price shall be the average of the two appraisals. If the difference between the two appraisals is more than five percent (5%) of the

greater appraisal, then, within ten (10) days after the date on which the second appraisal is submitted, the first and second appraisers shall select a third appraiser to review both appraisals and any supporting information deemed appropriate by the third appraiser. Within thirty (30) days after his selection, the third appraiser shall state which of the two appraisals he believes is closer to fair market value. This statement by the third appraiser shall be final and binding upon all parties. If the two appraisers cannot agree on the selection of the third appraiser, each of them shall nominate on written ballots three individuals they believe are qualified to serve as the third appraiser. If only one individual is nominated by both of the two appraisers, that individual shall be the third appraiser. If no individual is nominated by both of the appraisers or if both of them nominate two or more of the same individuals, the third appraiser shall be the individual whose name is drawn by the first appraiser in a blind drawing in the presence of the second appraiser. Each Side shall pay the cost of its appraiser or appraisers and one-half of the cost of any jointly selected appraiser. Each Side appointing an appraiser under this Section shall give notice of the appointment to all of the parties. The determinations made in accordance with this section shall be binding and conclusive upon the parties.

(g) Manner of Payment. The amount to be paid to a Member or a Member's personal or legal representative or successor under this Section 3 shall be paid in sixty (60) consecutive equal monthly installments, including interest on the unpaid balance of the purchase price at a rate equal to the minimum rate necessary to avoid imputed interest or original issue discount under the Code, beginning three (3) months after the date of termination of employment or withdrawal, as the case may be, and continuing until the purchase price has been fully paid. If any installment is not paid when due, the remaining Members shall not be paid any salary, draw or other compensation until the installment is paid. The unpaid balance may be prepaid, at any time without premium or penalty. The Member, if requested to do so by the Company, shall sign and deliver to the Company an assignment, in a form reasonably approved by counsel for the Company, which shall transfer to the Company good and marketable title to the Member's interest in the Company, free and clear of all liens, claims and encumbrances; and the Company, if requested to do so by the Member, shall sign and deliver to the Member the Company's promissory note, in the form attached hereto as Attachment B, for the amount due, containing a right on the part of the holder to accelerate payment in the event of any default.

If the purchase price has not been finally determined as of the date payments are required to commence under this Section, then the amount of the purchase price shall be estimated by the accountant; and until the purchase price is finally determined, payments shall be made based upon that estimate. If the purchase price, as finally determined, is greater than the price estimated by the accountant, then the entire excess shall be paid to the seller; and if the purchase price, as finally determined, is less than the price estimated by the accountant, then the seller shall refund to the Company the difference. In either case, the payment shall take place within thirty (30) days after the parties have been notified of the final determination of the purchase price.

(h) Insurance Proceeds. Notwithstanding anything herein to the contrary, if the Company is the beneficiary of any insurance on the life of a deceased Member, then the Company, in the reduction of the purchase price shall pay the Member or his or her legal or personal representative, in cash or immediately available funds at the time of receipt of the proceeds, the lesser of (i) any proceeds of that insurance which the Company receives or

(ii) the unpaid balance of the purchase price pursuant to this Section 3. Any balance due shall be paid or shall continue to be paid, as the case may be, in installments that would have been calculated under Section (g) based on the balance remaining.

(i) Treatment of Payments. The amount to be paid to a Member or a Member's personal or legal representative under this Section shall be deemed to be paid in exchange for the interest of the Member in Company property, in accordance with Section 736(b) of the Code, to the extent of the amount determined under Section (f)(i)(1) and shall be deemed to be a guaranteed payment under Section 707(c) of the Code to the extent of any excess.

4 FINANCE.

(a) Capital Contributions. The initial Capital Contribution of each Member is set forth on Attachment A to this Agreement. No Member shall be required to contribute any additional capital to the Company or shall have any personal liability for obligations of the Company. The Members shall not be paid interest on their respective Capital Contributions. Except as otherwise provided herein, no Member shall have the right to receive any return of the Member's Capital Contribution. If a Member is entitled to receive a return of the Member's Capital Contribution, the Company may, at its option, distribute cash, notes, property or a combination thereof to the Member in return for the Member's Capital Contribution. No Member shall be personally liable for the return or repayment of all or any portion of the contributions of any other Member; any return or repayment shall be made solely from assets of the Company

A third party financier ("Financier") by way of loan shall also be responsible for providing the initial working for the Company. The Financier shall be responsible for providing a non-recourse loan to the Company of up to $500,000.00 (five hundred thousand dollars) payable within 30 days of the execution of the Operating Agreement.

(b) Capital Accounts. A capital account ("Capital Account") shall be maintained for each Member on the books of the Company. All provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with the Regulations.

(c) Distributions of Cash Flow. For each taxable year, Cash Flow shall be distributed to the Members in proportion to their Percentages. Advances against Cash Flow distributable for each year ("Draw") may be made monthly, in an amount equal to that percentage of the estimated total Cash Flow for the year upon which the Members agree. If, at the end of the year, a Member's Draw exceeds the Member's share of Cash Flow for the year, the Member shall repay to the Company the excess advance to him or her. If the Member's actual share of Cash Flow exceeds the Member's Draw, the Company shall distribute the difference to the Member. A Member who Withdraws in any manner shall have no right to a Draw or to share in Cash Flow after the date of Withdrawal.

(d) Distributions on Dissolution. Upon the dissolution of the Company after (i) payment of, or adequate provision for, the debts and obligations of the

Company to creditors, (ii) the allocation of Profit or Loss in accordance with Section (e) hereof, the remaining assets of the Company (or the proceeds of the sale or other dispositions and liquidation of the Company assets) shall be distributed to the Members in accordance with their respective Capital Account balances.

(e) Allocation of Profits and Losses.

(i) Allocation of Profit. Profit shall be allocated to the Members in accordance with their respective Percentages.

(ii) Allocation of Loss. Loss shall be allocated in the following order and priority:

a. First, if one or more Members has a positive Capital Account balance, to those Members, in proportion to their respective positive Capital Account balances, until all such positive Capital Accounts have zero balances; provided, however, that no such positive Capital Account balance shall be decreased to an amount below zero as a result of this Subsection

b. Except as provided in Section c, any Loss not allocated pursuant to Section a. shall be allocated to the Members in proportion to their respective Percentages.

c. To the extent Losses allocated to any Member would cause the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, those Losses shall not be allocated to that Member but shall be allocated instead to the Members, pro rata, with respect to whom the allocation would not cause an Adjusted Capital Account Deficit.

d. Notwithstanding the provisions of Section a, to the extent that any Member makes an additional Capital Contribution to the Company in order to fund a Company expense corresponding to any loss, deduction or item in the nature thereof, the loss, deduction or item in the nature thereof shall be allocated solely to the Member or Members who make the additional Capital Contribution in the same proportions as those Members make the additional Capital Contribution.

(iii) Special Allocations of Items in the Nature of Income or Gain. Notwithstanding the allocations of Profit or Loss as set forth in Sections (i) and (ii),

a. If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes such Member to have an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to that Member in an amount sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as soon as possible. If there is a net decrease in Minimum Gain during any taxable year and if any Member has an Adjusted Capital Account Deficit as of the last day of that taxable year which exceeds the Member's share of the Minimum Gain as of that day, then all items of gross income and gain of the Company for that taxable year (and, if necessary, for subsequent taxable

years) shall be allocated to those Members in the amount and in the proportions required to eliminate the excess as soon as possible. This subsection is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions

b. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the deficit as soon as possible. This Subsection is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under code Section 704(b).

(f) Tax Allocations. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the time of contribution.

(g) Special Definitions As used in this section, the following terms shall have the meaning respectively set forth after each one:

(i) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments (i) the deficit shall be decreased by any amounts which the Member is obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c) or is deemed obligated to restore pursuant to Regulation Section 1.704-2; and (ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(ii) "Cash Flow" means, for any taxable year of the Company, the total cash collected by the Company from all sources except Capital Contributions (including, without limitation, the net amount received from any sale of all or any part of the Company's property and the net amount received from any refinancing of all or part of the Company's property) less all operating expenses actually paid, all loan payments paid, any cash expenditures for capital improvements, and any reserves which the Members deem necessary or prudent to be set aside for future repairs, replacements and improvements or to meet working capital requirements, future liabilities and contingencies of the Company and less guaranteed payments to Members for the year.

(iii) "Member Loan Nonrecourse Deductions" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i)

(iv) "Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(b). Minimum Gain shall be computed separately for each Member, applying principles consistent with both the foregoing definition and the Regulations promulgated under Section 704 of the Code.

(v) "Nonrecourse Deduction" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c)

(vi) "Profit" and "Loss" means for each taxable year of the Company or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing the Company's taxable income or loss; (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing the Company's taxable income or loss, and (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(h)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss and (iv) any gain, loss or income resulting from any taxable disposition of company property shall be computed in accordance with rules prescribed under Section 704(c) of the Code in the event the property was contributed to the Company

5 MANAGEMENT.

(a) Management by Members.

(i) The business and affairs of the Company shall be managed under the direction of a membership board. Without any limitation thereon, the membership board shall have the power, on behalf and for the purposes of the Company, to.

(1) acquire, operate, maintain, finance, improve, sell, convey, assign, mortgage, or lease any personal or real property, provided, however, that any merger or consolidation of the Company with another entity or a sale of all or substantially all of the Company's assets shall require the approval of the Members;

(2) sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business.

(3) purchase insurance to protect the Company's officers, membership board, members, employees, properties and business:

(4) borrow money and, in connection therewith, grant security interests in and mortgages upon the property of the Company and execute and deliver documents and instruments authorizing the confession of judgment against the Company:

(5) execute and deliver releases and discharges on behalf of the Company;

(6) make any and all expenditures which the membership board, in its sole discretion, deems necessary or appropriate in connection with the management of the Company's affairs and the conduct of its business, including, without limitation, all legal, accounting and other related expenses incurred in connection with the organization, financing and operation of the Company;

(7) invest and reinvest Company reserves in short-term instruments or money market funds;

(8) hire employees of the Company and establish the terms of their employment, and discharge employees of the Company; and

(9) do all other things necessary to accomplish the Company's purposes, including, the execution of contracts, instruments and documents which the membership board deems necessary or advisable to carry out the purposes of the Company, including, but not limited to, contracts, instruments, and documents whose operation and effect extend beyond the term of the Company.

(ii) The initial number of members on the membership board shall be equal to three (3) and they are Johnathan Louis Johnson (Chairman and President), Derek John Hurley (Chief Marketing Officer), and Ryan Richard Baker (Chief of Baseball Operations). A list of the initial members of the membership board is list in Attachment B. At any meeting of the Members, the Members may establish, increase or decrease the number of directors by unanimous vote

(iii) An annual meeting of the membership board shall be held immediately after and at the same place as the annual meeting of Members, with no notice other than this Agreement being necessary.

(iv) Special meetings of the membership board may be called by or at the request of the president or by a majority of the membership board then in office. The person or persons authorized to call special meetings of the membership board may fix any place in the State of Texas as the place for holding any special meeting of the membership board.

(v) Notice of any special meeting of the membership board shall be given to each member of the membership board. Notice which is personally delivered or sent by facsimile shall be given at least two days before the meeting. Notice which is given by mail shall be given at least five (5) days before the meeting. Notice given by mail will be deemed to be received forty-eight (48) hours after it is placed in the U.S. Mail, certified mail, return receipt requested, postage fully prepaid thereon. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the membership board need be stated in the notice.

(vi) The affirmative vote of the majority of the directors who are present at a meeting at which a quorum is present shall be required for the action of the membership board

(vii) Members of the membership board may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time Participation in a meeting by these means shall constitute presence in person at the meeting.

(viii) Any action required or permitted to be taken at any meeting of the members of the membership board may be taken without a meeting if a consent in writing to the action is signed by the number of the members of the membership board required to take the action, and the written consent is filed with the minutes of proceedings of the membership board.

(b) Meetings of and Voting by Members.

(i) All meetings of Members shall be held at the principal office of the Company or at any other place within the State of Texas which is stated in the notice of the meeting.

(ii) An annual meeting of the Members for the election of directors and the transaction of any business within the powers of the Company shall be held during the month of March in each year on a date and at the time set by the membership board.

(iii) The membership board may call special meetings of the Members. Special meetings of Members shall also be called by the secretary upon the written request of the holders of shares entitled to case not less than 25% of all the votes entitled to be cast at the meeting. The request shall state the purpose of the meeting and the matters proposed to be acted on at the meeting The secretary shall inform the Members of the reasonably estimated costs of preparing and mailing notice of the meeting and, upon payment to the Company of the costs, the secretary shall give notice to each Member entitled to notice of the meeting. Unless requested by Members entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a manner voted on at any special meeting of the Members held during the preceding twelve months.

(iv) At any meeting of Members, the presence in person or by proxy of Members entitled to cast three quarters (3/4) of all the votes entitled to be cast at the meeting shall constitute a quorum, but this section shall not affect any requirement under any statute or the Company's articles of organization for the vote necessary for the adoption of any measure. If, however, a quorum is not present at any meeting of the Members, the Members entitled to vote at the meeting present in person or by proxy, shall have power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting until a quorum is present. At the adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally scheduled.

(v) A plurality of all the votes cast at a meeting of Members duly called and at which a quorum is present shall be sufficient to elect a director. Each percentage point of interest in the Company may be voted for as many individuals as there are directors to be elected and for whose election the interest is entitled to be voted. Three quarters (3/4) of the votes cast at a meeting of Members duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than three-quarters (3/4) of the votes cast is required by statute or by the Company's articles of organization or this Agreement. Unless otherwise provided in the Company's articles of organization, each one percent of interest, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of Members.

(vi) A Member may vote the Member's interest either in person or by proxy executed in writing by the Member or by the Member's duly authorized attorney in fact. A proxy shall be filed with the secretary of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

(vii) Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if a consent in writing, setting forth the action, is signed by each Member, and the consent is filed with the minutes of proceedings of the Members.

(viii) Voting on any question or in any election may be <u>viva voce</u> unless the presiding officer shall order or any Member shall demand that voting be by ballot.

(c) <u>Officers</u>.

(i) The officers of the Company shall consist of a chief executive officer (president), a chief baseball operations officer, a chief marketing officer, and any other officers as may be established by resolution of the membership board. The officers of the Company shall be elected annually by the membership board at the first meeting of the membership board held after each annual meeting of Members. If the election of officers is not held at the meeting, the election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the officer's successor is elected and qualifies or until the officer's death, resignation or removal in the manner hereinafter provided. In its discretion, the membership board may leave unfilled any office except that of president. Election of an officer or agent shall not of itself create contract rights between the Company and that officer or agent.

(ii) Any officer or agent of the Company may be removed by the membership board if in its judgment the best interests of the Company would be served thereby, but the removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Company may resign at any time by giving written notice of the resignation to the membership board, the president or the secretary. Any resignation shall take effect at the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

(iii) A vacancy in any office may be filled by the membership board for the balance of the term.

(iv) The chief executive officer chairman of the board shall preside over the meetings of the membership board and of the Members at which he or she shall be present. The chairman of the board shall perform such other duties as may be assigned to him or her by the membership board.

(d) Advisory Boards and Committees. By resolution of the membership board, the membership board may establish any advisory boards or committees which shall have the duties and authority as set forth by the membership board.

(e) No Obligation of Inquiry as to Authority. No Person dealing with the membership board, president, treasurer, or secretary need inquire into the validity or propriety of any document or instrument executed in the name of the Company by the membership board, president, treasurer, or secretary or as to the authority of the membership board, president, treasurer, or secretary in executing the same.

(f) Indemnification. To the maximum extent that would be permitted by Texas law in effect from time to time if the Company were a Texas corporation, the Company, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall indemnify a Member with respect to and shall pay or reimburse reasonable expenses to the Member in advance of the final disposition of a proceeding, provided, however, that the Company shall not be required to indemnify a Member with respect to any claim for malpractice or any matter related thereto to the extent that the claim or matter exceeds the insurance maintained by the Company with respect thereto. However, before any advancement of expenses, the Company, at its option, may require a Member to agree to repay to the Company the amount advanced if it is ultimately determined that the Member is not entitled to be indemnified by the Company. Neither the amendment nor repeal of this Section, nor the adoption or amendment of any other provision of this Agreement or the articles of organization of the Company inconsistent with this Section, shall reduce in any respect the Company's obligations under this Section with respect to any act or failure to act which occurred before the amendment, repeal or adoption. As used in this Section, the terms "expenses" and "proceeding" have the meanings ascribed to them byTexas General Corporation Law, and this provision shall be interpreted consistently with that Section.

(g) Limitation of Liability. No Member, acting in the capacity of an officer or director of the Company, shall be liable to the Company or the other Members for money damages except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication adverse to the Member is entered in a proceeding based on a finding in the proceeding that the Member's action, or failure to act, was the result of active and deliberate dishonesty and was material to the course of action adjudicated in the proceeding.

(h) Standard of Care. Each Member, when acting in the capacity of an officer or director of the Company, shall perform his or her duties (i) in good faith; (ii) in a manner the Member reasonably believes to be in the best interests of the Company, and (iii) with

the care that an ordinarily prudent person in a like position would use under similar circumstances. In performing those duties, a Member shall be entitled to rely on any information provided for by Texas General Corporation Law, unless the Member has knowledge which would cause that reliance to be unwarranted. A Member who performs his or her duties in accordance with the standards set forth in this Section shall have the same immunity from liability described under Texas General Corporation Law.

(i) Interested Member Transactions. Texas General Corporation Law (entitled "Interested Director Transactions") shall apply to contracts or other transactions between the Company and its Members and any other entity in which any of its Members is a director or has a material financial interest.

(j) Time Devoted to Company Affairs. Unless otherwise approved by the Members or permitted under this Agreement, each Member shall devote, where applicable, his or her full working time and best efforts to the affairs of the Company.

(k) Confidentiality. The Company's patients, patient records, referral sources, prices of services, earnings, and other business information (collectively, the "Information") are valuable, special and unique assets of the Company. A Member may not at any time remove or copy any record of the Company except for Company purposes. During and after the Member's period of membership with the Company, the Member shall not disclose any of the Information to any person not a Member of the Company or to any other entity, or use any of the Information in the Member's own endeavors. Upon termination of the Member's membership, the Member shall deliver to the Company all documents and property of the Company which came into his or her possession during the course of the Member's membership.

(l) Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

(m) Books and Records. The president shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office for examination by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

(n) Annual Accounting Period. The annual accounting period of the Company shall be the calendar year.

(o) Reports. Within seventy-five (75) days after the end of each taxable year of the Company, the president shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within seventy-five (75) days after the end of each taxable year of the Company, the president shall cause to be sent to each Person who

was a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year. At the request of any Member and at the Member's expense, the president shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member

(p) Tax Matters Member. The president shall be the tax matters member of the Company for the purposes of Code Section 6231.

(q) Tax Elections. The membership board shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754. The decision to make or not make an election shall be at the board's sole and absolute discretion.

6. DISSOLUTION.

(a) Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

(i) if the Members Consent; or

(ii) upon the entry of a decree of judicial dissolution with respect to the Company.

(b) Liquidating Trustee. Upon the dissolution of the Company, the membership board shall act as liquidating trustee and shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining a fair value therefore and, unless otherwise required by the Act, shall apply and distribute the proceeds of liquidation, as well as any other Company assets, in accordance with Section 4(d).

7. INSURANCE. The Company, at its option, may purchase life and disability insurance with respect to each Member. Each Member shall take whatever physical examinations and complete whatever forms are required in order to enable the Company to purchase those policies or to evaluate and approve any policies proposed by the Member.

8 NOTICES Any notice, demand, consent, election, offer, approval, request or other communication ("notice") required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. Any notice to be given hereunder by the Company shall be given by the President or, in the President's absence, by any other Member.

9. SPECIFIC PERFORMANCE Irreparable injury will result from a breach of any provision of this Agreement, and money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent injunctions (i) restraining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

10 AMENDMENT. Neither this Agreement nor the Articles of Organization may be amended without the unanimous consent of the Members.

11. MISCELLANEOUS. This Agreement may be executed in counterparts and as so executed shall constitute one agreement binding on all parties, notwithstanding the fact that all parties have not signed the original or the same counterpart. This Agreement contains the entire understanding of the parties It may not be changed orally, but only by a writing signed by all of the parties The waiver of any breach of any term hereof shall not be construed as a waiver of any subsequent breach of that term, but the same shall continue in full force and effect. The terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties, and their respective heirs, personal representatives, successors, and assigns. The parties shall execute any further instruments and shall perform any acts which are, or may become, necessary to effectuate and carry on the Company in accordance with this Agreement. The captions used herein are for convenience of reference only, and shall not be deemed to modify or construe any of the terms or provisions hereof This Agreement shall be governed and construed in accordance with the laws of the State of Texas, whose courts shall have the jurisdiction and venue to enforce the terms hereof. In this Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, unless the context otherwise requires. The Background is a part of this Agreement.

NO PARTY SHALL ELECT A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING IN CONNECTION WITH THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first written above.

WITNESS.

______________________ Jonathan Louis Johnson (SEAL)

______________________ Derek John Hurley (SEAL)

______________________ Ryan Richard Baker (SEAL)

Attachment A

LIST OF MEMBERS

Name of Member, Address and Taxpayer I.D. Number	Initial Membership Units	Initial Capital Contribution
Jonathan Louis Johnson 2927 Avenue D Katy, TX 77493	2,700,000	The Organization Costs
Derek John Hurley 15318 Chestnutt Falls Drive Cypress, TX 77433 Tax ID No. 061-74-8133	2,700,000	The Bull Pen
Ryan Richard Baker 6411 Addlestone Ridge Lane Katy, TX 77494 Tax ID No 220-06-2951	2,400,000	Field Consulting
TOTAL:	Approximately 100%	$

Attachment B

Initial Members of the Membership board

Mr Jonathan Louis Johnson, Chairman
Mr Derek John Hurley, Director
Mr. Ryan Richard Baker, Director